Exhibit 21.1

Subsidiaries

Petroteq Energy CA, Inc., a California corporation

Recruiter.com Oil and Gas Group, LLC, a Delaware limited liability company (25% ownership)

Petroteq Oil Sands Recovery, LLC, a Utah  limited liability company

TMC Capital, LLC, a Delaware limited liability company

Petrobloq, LLC, a California limited liability company

Accord GR Energy, Inc., a Delaware corporation (44.7% ownership)